Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

December 28, 2020

VIA EDGAR

Karen Rossotto, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zell Capital

Registration Statement on Form N-2 (File No. 333-237742)

Dear Ms. Rossotto:

On behalf of Zell Capital (the “Company”), set forth below is the term sheet requested by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 11, 2020 with respect to the Company’s registration statement on Form N-2 (File No. 333-237742) (the “Registration Statement”).

Summary of Terms

Company Structure

The Company is formed as a Delaware statutory trust that will operate as an internally managed registered closed-end investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company’s structure is intended to offer a new, alternative approach to traditional venture stage investing. Typically, an individual investor must qualify as an “accredited investor” under the Securities Act of 1933, as amended (the “Securities Act”) to invest in venture stage companies (as defined below). As such, individual investors are often excluded from investment opportunities in venture stage companies, unless they can meet the restrictive net worth, income or credential requirements to qualify as an accredited investor. Because the Company is a registered investment company, it itself is considered an accredited investor, and thus eligible to make a venture stage investment. Because an investment in the Company does not require an individual to be an accredited investor, it refers to itself, and this new type of fund, as an “Access Fund.” As an Access Fund, the Company will grant retail investors access to investments in venture stage companies by pooling their investments in the Company and using this capital to invest in such companies, an opportunity and asset class to which such investors typically would not have access.

Investment Strategy

The Company’s investment objective is to maximize its portfolio’s long-term total return. The Company will seek to achieve its investment objective principally by seeking capital gains on its equity investments, typically in the form of common stock, and secondarily through ordinary income from debt and debt-like investments (e.g., convertible debt and preferred shares in connection with revenue sharing agreements). Specifically, the Company expects to invest approximately 70-80% of its portfolio in equity investments and 20-30% in debt and debt-like instruments; however, the balance of the Company’s portfolio may change over time based on a number of factors, including, but not limited to, return opportunity, deal flow and market opportunities. The Company invests primarily in what it believes to be rapidly growing venture stage companies, either through direct investments or through private secondary transactions (i.e., purchases made from persons other than the issuer itself). The Company is a “non-diversified” closed-end management investment company, which means that it is not subject to percentage limitations on assets that may be invested in the securities of any one issuer. There will be no limits on concentration in a particular portfolio company, except to the extent necessary to maintain the Company’s status as a regulated investment Company under Subchapter M of the Internal Revenue Code (the “Code”) (“RIC”), which generally limits such concentration to 25%.

The Company intends to target investments in approximately 25 portfolio companies, each representing 3% to 7% of its expected total portfolio size. The Company’s investment strategy focuses on “venture stage” investments, which includes start-up companies that are pre-revenue up to early-stage growth companies. A “pre-revenue” company is a company that has not generated revenue off the products or services it will deliver to market. Although the Company does not currently intend to invest substantially in “pre-revenue” venture stage companies, there may be certain instances where it is beneficial to invest in such companies. An “early stage” growth company is a company that is close to or has recently delivered a product or service to market.

The Company’s investment strategy is opportunistic across industries and sectors, but it expects to focus 25% or more of its total assets in the technology sector. The Company will focus on entrepreneurs and teams that are creating innovation in the markets in which they operate, which the Company believes will create high growth opportunity and a long-term, sustainable advantage in the marketplace.

Investment Process

The Company will receive investment opportunities from a broad range of sources, but all opportunities will be filtered through a common due diligence process, as follows:

The Company will actively pursue investment opportunities through its contacts in the venture capital industry and the Company’s own research. A company that wants to be considered for an investment by the Company must submit an intake form (available on the Company’s website at http://zellcapital.com/submit). After a company submits the intake form, it will be added to Hubspot CRM (“CRM”), which is the platform the Company will use to track and monitor potential investment opportunities throughout the due diligence process. The Company’s investment team will review the intake forms as they are submitted and filter out submissions that do not fit the Company’s investment objective or criteria. Those companies whose intake forms are rejected will receive an email stating that the Company will not be making an investment in that company. The Company anticipates that approximately 80% of opportunities will be filtered out at this stage. Those intake forms that the Company’s investment team identifies as potentially meeting the Company’s investment objective and criteria will be identified as a potential “deal” in its CRM and the Company’s investment team will begin to officially track that potential portfolio company through the diligence process. The investment team will complete an initial review of the materials the company submitted and conduct high level research to gather background information on the company, including information about the company’s management, the company’s business model, milestones the company has achieved to date and expected to achieve in the future, capital raised to date and additional information to help the Company determine whether the potential investment is consistent with the Company’s investment objective and criteria.

After the initial screening process, the Company will reach out to potential portfolio companies that meet the Company’s investment criteria to set up an initial discussion. During the initial discussion, the Company will have the opportunity to learn more about the background of the potential portfolio company and its management team. At this stage, the Company will have an opportunity to learn about the critical details related to the potential investment, focusing primarily on three areas: (1) the market in which the company operates (specifically, the problem that exists in the market that the company is trying to address through innovation); (2) the product and (3) the management team (e.g., background, qualifications).

If a potential portfolio company progresses to the initial discussion stage, the Company will also create a diligence folder for that potential investment. The Company will collect a significant amount of data during the due diligence process, including but not limited to the following:

●     marketing materials;

●     formation documents;

●     past/current financial data;

●     shareholder/stockholder agreements;

●     leadership team and board of directors information;

●     product overview including technical information about the proposed product;

●     financial model and budget;

●     intellectual property schedule;

●     material customer contracts and purchase orders;

●     advisor agreements;

●     schedule of any business entities or affiliates;

●     management compensation plans;

●     employee stock option plans;

●     consulting agreements;

●     employee overview;

●     insurance policies; and

●     real estate contracts.

After the initial discussion, the Company will decide whether or not it is advisable to move forward with the diligence process for the potential investment. If the Company does determine that a potential portfolio company meets the Company’s investment objective and criteria so far, the Company will move to the formal due diligence stage, where the bulk of the Company’s due diligence occurs.

During the formal due diligence stage, the Company will be guided by its investment strategy which is based on the “first principle of value.” The “first principle of value” refers to the general goal of venture stage companies to create a new space in a developing market by creating a new value transaction that displaces the status quo with a novel solution. This goal is often difficult to accomplish, which is why investments in such venture stage companies often involve high levels of risk. During the formal stage of due diligence, the Company will focus on three aspects of the “first principle of value”: (1) market opportunity, (2) the new value of the proposed product as compared to products that are currently available in the market and (3) the process it would take for a customer using a currently available solution to convert to using the product/solution of the venture stage company, or what the Company calls “overcoming the pain of change to displace the status quo”. This third prong is often where venture stage companies fail. They may have a superior product/service, but the improvement is not significant enough to cause customers to leave the status quo in favor of their new product/solution. To understand the status quo of the market and the viability of the product/solution of the venture stage company, the Company will rely on outside relationships with individuals who have expertise in the relevant market or technology. For example, the Company may rely on a member of its investor community who has expertise in the technology a potential portfolio company is proposing. As discussed in further detail in the Company’s Registration Statement, the Company will have policies and procedures in place ensure that any investor whose expertise is relied upon in the diligence process enters into nondisclosure and standstill agreements if such investor becomes aware of non-public information relating to the potential investment, such that they would not be able to use such non-public information for their personal benefit.

Next, the Company will engage in a review of the potential portfolio company’s business model to understand the potential return on the Company’s investment. Because many venture stage investments that the Company may make will be generating little to no revenue, any financial projections provided will likely be an unreliable tool to derive a valuation of the company using traditional methods such as Discounted Cash Flow modeling. However, the financial projections are an important part of the due diligence process as they allow the Company to understand how the potential portfolio company’s management is developing the business model to generate significant revenue growth and ultimately a profitable business model. During the due diligence process, the Company’s Chief Financial Officer will conduct an analysis of the prospective investment to model expected returns for the investment.

After the formal due diligence process has concluded, and once the Company determines that a company is an appropriate investment based on the Company’s investment objective and criteria, the Company will begin negotiations with the company. This process may differ depending on the stage of funding of the prospective portfolio company. For example, if the Company is a lead investor in the potential portfolio company (typically the first institutional investor in the portfolio company), the Company will engage in negotiations with the potential portfolio company to determine the terms of the potential investment, which negotiations will be guided by a variety of considerations, including the type of investment (i.e., equity, debt) and market comparisons of other early stage companies in the same or similar markets. Alternatively, if the potential portfolio company has already secured a lead investor for the round of funding,[1] the lead investor has likely already set the terms of the investment for subsequent investors and the Company will need to determine whether such terms are appropriate in light of the Company’s investment objective and criteria.

After the Company has either reached an agreement with the potential portfolio company on the terms of the investment or reviewed the terms set by the lead investor, as applicable, the investment team will reach a conclusion as to whether the potential investment is appropriate for the Company and, if so, how much the Company will invest in such potential portfolio company.

[1]	Venture stage companies traditionally raise capital from investors in an organized “funding round”. This is where a target amount of capital is raised at one time in order to provide the company with resources to pursue its business plan. Venture funding rounds traditionally are named in the following manner – Seed Round, Series A, Series B, Series C, and so on. A venture backed company will stop raising capital when the business is generating enough cash flow in order to sustain the growth objectives of the company.

Portfolio Monitoring

The Company will monitor and track each portfolio investment for the duration of the Company’s investment. The level of engagement the Company has with each investment will depend on whether the Company is the lead investor or a non-lead investor. If the Company is the lead investor, the Company will have an active role in the company’s business and engage with the company regarding the company’s business development and strategy (e.g., through a board or board observer seat). If the Company is a non-lead investor, the Company will likely play a less active role in the business operations of the Company, while still monitoring the company’s development.

In all situations, the Company will require ongoing reporting from the company and updates from the company regarding significant changes in its business. This includes, but is not limited to, monthly financial statements and monthly business updates focusing on key milestones the company has established and provided to the Company (e.g., product development, progress on sales, revenue).

The Offering

The Company will be offering on a continuous basis up to $50,000,000 worth of shares of the Company’s common stock at an offering price of $20.00 per share during the for the first eighteen months of the offering or until the Company has raised $25 million (the “Initial Offering Period”). Thereafter, shares will be offered at net asset value, as determined on a quarterly basis by the Board of Trustees, as well as monthly using policies and procedures established by the Board of Trustees to ensure that the Company is not selling shares below net asset value. The offering will continue until the earlier of the Company’s issuance of $50 million worth of shares or a liquidity event.

Offering Mechanics

The Company’s shares will be distributed directly from the Company’s website http://zellcapital.com. In order to purchase shares, an investor must complete an online account application (an “Account Application”), which is subject to acceptance by the Company. For a business, nonprofit organization or a trust, the investor must complete an entity only application, also available from the Company’s website. Investors are bound to purchase shares once the Company accepts the Account Application and payment has been received by the Company. The Company’s transfer agent must receive the completed Account Application (which can either be completed on the Company’s website or in the case of entities only, mailed directly to the transfer agent), before an investor receives shares or transfers funds to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account for that investor.

Payment for shares purchased online may be made only through an Automatic Clearing House (“ACH”) debit of the investor’s bank account of record. Only bank accounts held at domestic financial institutions that are ACH members can be used for transactions. In order to conduct subsequent transactions online, investors will need their account number, username and password.

Payment for shares purchased by mail may be made by wire transfer. The account number assigned will be required as part of the instructions that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Company, the account number, and the investor’s name so that monies can be correctly applied. Wired funds must be received prior to 4:00 p.m. Eastern on the final business day of the month in order to be eligible to purchase shares in connection with the release of funds from escrow for that month.

Offering Price

The Company’s shares will be offered at a fixed offering price of $20.00 per share during the Initial Offering Period, so long as the Company’s net asset value is not higher than $20.00. To the extent the Company’s net asset value per share increases above $20.00 during the Initial Offering Period, the Company will sell the shares at a price necessary to ensure that shares are not sold below the Company’s net asset value, as required by the Investment Company Act. However, the Company does not expect that its Board of Trustees will otherwise adjust the offering price during the Initial Offering Period. After the Initial Offering Period, the Company will offer shares at net asset value.

The Company’s fixed offering price during the Initial Offering Period is an integral feature of the Company’s Access Fund model. Specifically, the fixed offering price is intended to protect early investors from experiencing disproportionate dilution compared to investors who purchase shares later in the Initial Offering Period. Because the Company intends to invest in early-stage startup companies, where the goal of the startup company is to raise enough capital to finance up to 18 months of operations, the Company will likely not experience significant appreciation or depreciation in the value of its investments until the company’s next funding round. However, the Company will incur expenses related to its operations from the outset. Due to these dynamics, the Company expects that its net asset value will decrease based on the ratio of operating expenses compared to capital raised. As such, if the Company were to sell its shares at net asset value during the Initial Offering Period, early investors would experience a dilution in the value of their shares as the Company’s offering expenses drive down the net asset value, as compared to later investors who could take advantage of the lower offering price to avoid expenses related to the Company’s operations.

In contrast, a $20.00 fixed offering price during the Initial Offering Period would help ensure that all investors share ratably in the initial operating expenses. Notably, investors may pay a premium to net asset value when purchasing shares of the Company’s common stock, which premium may be more significant as the Company’s operating expenses drive the net asset value down during the Initial Offering Period. However, this is necessary to ensure that investors during the Initial Offering Period are equally shouldering the burden of the Company’s initial operating costs. When an investor purchases shares at $20.00 per share during the Initial Offering Period, any delta between the $20.00 purchase price and net asset value is expected to represent that investor’s proportionate coverage of fund operating expenses retroactive to the launch of the Company.

Nonetheless, the Company will have processes in place to monitor its underlying investments and the thresholds that may trigger a change in the $20 fixed offering price. Specifically, if one or more companies experience a lower bound threshold breach (or negative event), the valuation of the company will be adjusted proportionate to the value decrease of that specific portfolio company relative to the Company’s portfolio. If one or more portfolio companies experience an upper bound threshold breach (or positive event), the valuation of the company will also be adjusted proportionate to the value increase of the specific portfolio company relative to the Company’s portfolio. If the adjustment causes the net asset value to increase above $20 per share, the sales price will be adjusted so the fund does not sell below net asset value, as required by the Investment Company Act. For more information about these upper bound and lower bound thresholds, see “Valuation of Investments.”

Determination of Net Asset Value

The Company’s Board of Trustees determines the value of its investment portfolio each quarter. For non-quarter end months, the Company will value the portfolio monthly pursuant to policies and procedures approved by its Board of Trustees to determine that the Company is not selling its shares below the net asset value.

Net asset value per share is determined by dividing the value of the Company’s portfolio securities, cash and other assets, less all liabilities attributable to the Company, by the total number of shares of the Company outstanding. The Company’s net asset value per share will be posted on the Company’s website and reported on the quarterly account statements that the Company will be distributing to shareholders.

Valuation of Investments

For each investment in a venture stage company, the Company will participate with other investors to provide sufficient cash to finance the company for up to eighteen months. Prior to an investment in the company, the prospective portfolio company will provide the Company with a business model detailing key milestones it plans to achieve to successfully bring its product to market. The Company expects that the value of its investments will remain consistent in between each of the company’s funding rounds. However, prior to making an investment in the prospective portfolio company, the Company will establish upper bound and lower bound thresholds that will trigger a re-pricing of the value of the prospective portfolio company. These thresholds represent fundamental changes in the value of the company that would change the anticipated return on the Company’s investment.

Upper bound events could include an unexpected business or technology breakthrough or faster than anticipated revenue growth. Lower bounds events could include a fundamental failure of the technology, the loss of a key customer or the success of a competitor in the same industry. If a portfolio company breaches one of these upper bounds or lower bounds, the Company will re-value the underlying investment and adjust the Company’s net asset value and, if necessary, the Company’s offering price.

The Company will also rely on each funding round to help determine the valuation, as well as track upper and lower bound events. However, the Company will also include more traditional valuation methodologies, such as discounted cash flow, when appropriate.

In addition, each portfolio company will have at least one valuation performed each year by a third-party valuation firm. When a portfolio company is no longer relying on equity financing to fuel operations and growth, the Company will rely on third-party valuations as the primary source of valuing the investment.

Minimum Commitment	The minimum amount of an initial purchase is $1,000. The minimum subsequent purchase amount is $240.

Closings

Closings will occur on the last day of each calendar month in which the shares of common stock are being offered. During the Initial Offering Period, closings will occur at the fixed price of $20 per share. After the Initial Offering Period, the closings will occur at net asset value. At each monthly closing, investors will be provided with the net asset value of the Company last determined. For more information, see “Determination of Net Asset Value.”

Pending any closing, funds received from prospective investors will be placed in an escrow account with U.S. Bank N.A., the Company’s escrow agent. From the first day of the month, all payments for shares will be held in an escrow until the first business day following the last day of the calendar month in which the subscription is received. On the date of any closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Company on behalf of such investor. Amounts subscribed for by investors will be transferred out of escrow to the Company and the corresponding number of shares will be distributed to investors.

Liquidity Options

Investors in the Company should consider their investment as a long term investment. In general, the Company’s goal is long-term appreciation of the investor’s investment, and liquidity of an investor’s investment will only be provided in connection with a liquidity event for the Company. A liquidity event for the Company could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a merger or another transaction approved by the Company’s Board of Trustees in which the Company’s shareholders will receive cash or shares of a publicly traded company or (3) a listing of the Company’s shares on a national securities exchange.

Limitation on Indebtedness	Although the Company does not currently expect to borrow money, if it does borrow, it would be exposed to the risks of borrowing, which may be considered a speculative investment technique. Borrowing magnifies the potential for gain and loss on amounts invested and therefore increases the risks associated with investing in our securities. In addition, the costs associated with our borrowings will be borne by our security holders. Under the 1940 Act, the Company is only permitted to incur additional indebtedness to the extent our asset coverage, as defined under the 1940 Act, is at least 300% for debt and at least 200% after issuing any preferred shares immediately after each such borrowing.

Distributions	The Company intends to timely distribute dividends for U.S. federal income tax purposes to its shareholders of an amount generally at least equal to 90% of its investment company taxable income, as defined by the Code and determined without regard to any deduction for dividends paid, for each tax year. The timing and amount of our distributions, if any, will be determined by the Board of Trustees. Any distributions to the Company’s shareholders will be declared out of assets legally available for distribution. As the Company focuses on making primarily capital gains-based investments in equity securities, it does not anticipate that it will pay distributions on a quarterly basis or become a predictable distributor of distributions. The Company intends to distribute substantially all of its capital gains and net income on an annual basis.

Company Expenses	As an internally managed fund, all operating and related company expenses are paid directly by the Company. The Company will strive to keep all operating expenses low during the start-up period, investing primarily in efforts to attract high quality deal flow, marketing to acquire new investors and creating the operational structure required to successfully achieve our investment objective.

Securities Act Disclosure Obligations

The Company will at all times comply with its disclosure obligations under the Securities Act, including its obligation under Rule 408 to disclose material information necessary to make the information required to be disclosed in the Company’s registration statement not misleading.

Further, the Company has undertaken in its registration statement to suspend the offering until the prospectus is amended if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10.0% from its net asset value as of the effective date of its Registration Statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

SEC Reporting Obligations	The Company will comply with all U.S. Securities and Exchange Commission reporting requirements, including the annual report on Form N-CSR, semi-annual report on Form N-CSR, monthly schedule of portfolio holdings on Form N-PORT, proxy statements and other information meeting the information requirements of the Securities Exchange Act of 1934, as amended.

Broker Dealer

Foreside Fund Services, LLC (the “Distributor”), located at 3 Canal Plaza, Suite 100, Portland, ME 04101, serves as the Company's “principal underwriter,” within the meaning of the 1940 Act. The Company’s shares will be offered on the Company’s website on a best efforts basis, and the Distributor is not obligated to sell any certain number of shares.

The Company will pay the Distributor a one-time initial service and implementation fee, as well as an ongoing quarterly asset-based fee. The Company will also pay a fee to the Distributor for review of the Company’s advertising and marketing materials.